UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 7)*
Williams Partners L.P.

(Name of Issuer)
Common Units Representing Limited Partner Interests

(Title of Class of Securities)
96950F104

(CUSIP Number)
James J. Bender
One Williams Center
Tulsa, Oklahoma 74172-0172
(918) 573-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 15, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	96950F104	Page	2	of	21

1	NAMES OF REPORTING PERSONS The Williams Companies, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,613,527 common units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

11,613,527 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,613,527 common units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC; CO

CUSIP No.	96950F104	Page	3	of	21

1	NAMES OF REPORTING PERSONS Williams Energy Services, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,787,149 common units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

8,787,149 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,787,149 common units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO – limited liability company

CUSIP No.	96950F104	Page	4	of	21

1	NAMES OF REPORTING PERSONS Williams Energy, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,952,233 common units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,952,233 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,952,233 common units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO – limited liability company

CUSIP No.	96950F104	Page	5	of	21

1	NAMES OF REPORTING PERSONS MAPCO Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,952,233 common units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,952,233 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,952,233 common units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	96950F104	Page	6	of	21

1	NAMES OF REPORTING PERSONS Williams Partners Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,826,378 common units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,826,378 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,826,378 common units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO – limited liability company

CUSIP No.	96950F104	Page	7	of	21

1	NAMES OF REPORTING PERSONS Williams Partners GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		3,363,527 common units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

3,363,527 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

3,363,527 common units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC; OO – limited liability company
* In addition to 3,363,527 common units, Williams Partners GP LLC, the sole general partner of Williams Partners L.P., owns a 2% general partner interest in and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in Williams Partners L.P.

Page	8	of	21
Introduction
     This Amendment No. 7 amends Items 2, 3, 4, 6 and 7 of the Schedule 13D originally filed by The Williams Companies, Inc. (“TWC”), Williams Energy Services, LLC (“WES”), Williams Energy, L.L.C. (“WE”), MAPCO Inc. (“MAPCO”), Williams Partners Holdings LLC (“Holdings”) and Williams Partners GP LLC ( “GP LLC”) with the Securities and Exchange Commission (the “Commission”) on September 2, 2005 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on April 13, 2006 (“Amendment No. 1”), Amendment No. 2 filed on June 26, 2006 (“Amendment No. 2”), Amendment No. 3 filed on December 19, 2006 (“Amendment No. 3”), Amendment No. 4 filed on December 20, 2007 (“Amendment No. 4”), Amendment No. 5 filed on January 18, 2008 (“Amendment No. 5”) and Amendment No. 6 filed on February 28, 2008 (“Amendment No. 6”). This statement relates to common units representing limited partner interests (“Common Units”) of Williams Partners L.P., a Delaware limited partnership (the “Issuer”). Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, shall remain unchanged. This Amendment No. 7 is filed by TWC, WES, WE, MAPCO, Holdings and GP LLC (collectively, the “Reporting Persons”).
Item 2. Identity and Background
     The information previously provided in response to Item 2 is hereby amended and supplemented by adding the following:
     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule 1 as a director or executive officer of GP LLC, TWC, WE, MAPCO, Williams Midstream Natural Gas Liquids, Inc., Williams Natural Gas Liquids, Inc., ESPAGAS USA Inc., Holdings or WES has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     The information previously provided in response to Item 3 is hereby amended and supplemented by adding the following:
     On March 12, 2008, James J. Bender, general counsel for GP LLC, acquired beneficial ownership of 3,000 Common Units in an open market transaction at a price of $35.04-$35.24 per Common Unit. On May 6, 2008, William G. Lowrie, a member of the board of directors of TWC, acquired beneficial ownership of 970 Common Units in an open market transaction at a price of $34.40 per Common Unit. On May 29, 2008, Mr. Bender acquired beneficial ownership of 200 Common Units in an open market transaction at a price of $35.26 per Common Unit and 4,800 Common Units in an open market transaction at a price of $35.3473 per Common Unit. On August 11, 2008, H. Michael Krimbill, a member of the board of directors of GP LLC, acquired beneficial ownership of 20,000 Common Units in an open market transaction at a price of $28.4915 per Common Unit. On August 12, 2008, Phillip D. Wright, an executive officer of TWC, acquired beneficial ownership of 2,425 Common Units in an open market transaction at a price of $28.75-$28.88 per Common Unit. On August 13, 2008, the Shelly Stone Armstrong

Page	9	of	21
Trust dated August 10, 2004, acquired 5,000 Common Units in an open market transaction at a price of $27.50 per Common Unit. Alan S. Armstrong, the chief operating officer and a member of the board of directors of GP LLC, is the trustee of the Shelly Stone Armstrong Trust. On August 22, 2008, Mr. Krimbill acquired beneficial ownership of an additional 908 Common Units as a grant of restricted Common Units under the Williams Partners GP LLC Long-Term Incentive Plan. On August 22, 2008, Bill Z. Parker, a member of the board of directors of GP LLC, acquired beneficial ownership of an additional 908 Common Units as a grant of restricted Common Units under the Williams Partners GP LLC Long-Term Incentive Plan. On August 22, 2008, Alice M. Peterson, a member of the board of directors of GP LLC, acquired beneficial ownership of an additional 908 Common Units as a grant of restricted Common Units under the Williams Partners GP LLC Long-Term Incentive Plan. On November 14, 2008, William E. Green, a member of the board of directors of TWC, acquired beneficial ownership of 35.2970 Common Units through a dividend re-investment transaction at a price of $17.99 per Common Unit. On February 13, 2009, Mr. Green acquired beneficial ownership of 44.3950 Common Units through a dividend re-investment transaction at a price of $14.81 per Common Unit. On May 15, 2009, Mr. Green acquired beneficial ownership of 38.4460 Common Units through a dividend re-investment transaction at a price of $17.83 per Common Unit. On May 18, 2009, Mr. Krimbill acquired beneficial ownership of 7,717 Common Units in an open market transaction at a price of $17.98 per Common Unit. On May 18, 2009, Mr. Krimbill acquired beneficial ownership of 2,283 Common Units in an open market transaction at a price of $17.9469 per Common Unit. On August 14, 2009, Mr. Green acquired beneficial ownership of 34.1850 Common Units through a dividend re-investment transaction at a price of $20.77 per Common Unit. On November 13, 2009, Mr. Green acquired beneficial ownership of 27.9540 Common Units through a dividend re-investment transaction at a price of $26.18 per Common Unit.
Item 4. Purpose of Transaction
     The information previously provided in response to Item 4 is hereby amended and supplemented by adding the following at the end thereof:
     On January 15, 2010, the Issuer entered into a Contribution Agreement (the “Contribution Agreement”) with certain subsidiaries of TWC, specifically Williams Gas Pipeline Company, LLC (“WGP”), WES, WGP Gulfstream Pipeline Company, L.L.C. (“WGPGPC”), GP LLC (together with WGP, WES, and WGPGPC, the “Contributing Parties”), and Williams Partners Operating LLC, the operating subsidiary of the Issuer (the “Operating Company,” and together with the Issuer, the “Issuer Parties”). TWC is also a party to the Contribution Agreement for the limited purpose described below. Pursuant to the Contribution Agreement, the Contributing Parties will contribute to the Issuer the ownership interests in the entities that make up TWC’s Gas Pipeline and Midstream Gas and Liquids business segments (including its limited and general partner interests in Williams Pipeline Partners L.P., a publicly traded Delaware master limited partnership (“WMZ”), but excluding its Canadian, Venezuelan and olefins operations, and a 25.5% interest in Gulfstream Natural Gas System, L.L.C.), to the extent not already owned by the Issuer and its subsidiaries (the “Contributed Entities”). This contribution will be in exchange for aggregate consideration of:
•	$3.5 billion in cash, less all expenses incurred by the Issuer in connection with (i) the transactions contemplated by the Contribution Agreement, (ii) the Proposed Private Placement (as defined below), including any initial purchasers’ discount or original issue discount, (iii) the establishment of the Issuer Credit Facility (as defined below), (iv) the WMZ Exchange Offer (as defined below), and (v) one half of any and all applicable filing fees under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “Net Cash Consideration”);

Page	10	of	21
•	203 million of the Issuer’s Class C limited partner units (the “Class C Units”), which will be identical to the Issuer’s Common Units except that (i) in the first fiscal quarter in which the Class C Units are outstanding they will receive a quarterly distribution that is prorated to reflect the fact that the Class C Units were not outstanding during the full quarterly period, and (ii) they will automatically convert into Common Units following the record date for the distribution with respect to the first fiscal quarter in which the Class C Units are outstanding; and
•	an increase in the capital account of GP LLC to allow it to maintain its 2% general partner interest and the issuance of general partner units to GP LLC equal to 2/98th of the number of Class C Units that will be issued (the “Additional Partner Units”), resulting in TWC holding an approximate 82% limited partner interest and a 2% general partner interest in the Issuer.
     The Net Cash Consideration will be paid to TWC from the net proceeds of a proposed private placement (the “Proposed Private Placement”) of the Issuer’s senior unsecured notes (the “Debt Securities”) to be conducted pursuant to Rule 144A under the Securities Act of 1933, as amended, and, to the extent the net proceeds to the Issuer from the Proposed Private Placement total less than the Net Cash Consideration, borrowings under a new senior unsecured revolving credit facility to be established by the Issuer (the “Issuer Credit Facility,” and together with the Proposed Private Placement, the “Proposed Financing Transactions”).
     Following the completion of the foregoing transactions, the Issuer intends to commence an exchange offer for the outstanding publicly traded common units of WMZ (the “WMZ Exchange Offer”).
     Pursuant to the Contribution Agreement, the Contributing Parties have agreed to indemnify the Issuer Parties, their subsidiaries and their respective securityholders, directors, officers, and employees, and the directors, officers, and employees of GP LLC (the “Issuer Indemnified Parties”) against certain losses resulting from any breach of the Contributing Parties’ representations, warranties, covenants or agreements or any breach or violation of any environmental laws (as defined in the Contribution Agreement) that occurs prior to closing by any of the Contributed Entities or their subsidiaries or relating to the assets of the Contributed Entities or their subsidiaries. The Issuer Parties have agreed to indemnify the Contributing Parties, their affiliates (other than any of the Issuer Indemnified Parties), the Contributed Entities and their subsidiaries, and their respective securityholders, directors, officers, and employees against certain losses resulting from any breach of the Issuer Parties’ representations, warranties, covenants or agreements. Certain of the indemnification obligations of the Contributing Parties, on the one hand, and the Issuer Parties, on the other hand, are subject to a minimum claim amount of $400,000 and an aggregate deductible of $180 million. All of the indemnification obligations of the Contributing Parties, on the one hand, and the Issuer Parties, on the other hand, are subject to a cap equal to $1.44 billion, except that the Contributing Parties’ indemnification obligation with respect to a breach of their representation of title to the Contributed Entities shall not exceed an amount equal to $9.5 billion minus the amount paid in respect of all other indemnification obligations of the Contributing Parties. In addition, the parties have reciprocal indemnification obligations for certain tax liabilities and losses and those obligations are not subject to the deductible and cap. TWC has agreed to guarantee the indemnification obligations of the Contributing Parties up to a maximum of $1.44 billion.
     The closing of the transactions contemplated by the Contribution Agreement is subject to the satisfaction of a number of customary and other closing conditions, including, among others, (i) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the Proposed Financing Transactions having closed or being ready to close (or, if applicable, having closed into escrow) on terms satisfactory to TWC in its discretion and the Proposed Financing Transactions raising or making

Page	11	of	21
available to the Issuer net cash proceeds that equal or exceed the Net Cash Consideration, (iii) the Common Units to be issued upon conversion of the Class C Units being approved for listing on the New York Stock Exchange, subject only to official notice of issuance, (iv) conditions related to the maintenance of certain credit ratings of TWC and the Issuer and receipt of investment grade ratings for the Debt Securities, (v) the Issuer’s receipt of a tax opinion of Andrews Kurth LLP regarding “qualifying income” matters, (vi) the various ancillary agreements to be entered into in connection with the Contribution Agreement having been executed by each of the parties thereto, and (vii) the absence of any “material adverse effect” of the Contributed Entities and their subsidiaries or of the Issuer since the execution of the Contribution Agreement.
     Upon the closing of the transactions contemplated by the Contribution Agreement, the agreements that are attached as exhibits to the Contribution Agreement will be executed. These agreements are (i) a Conveyance, Contribution and Assumption Agreement among the Contributing Parties and the Issuer Parties (the “Conveyance Agreement”), (ii) an Omnibus Agreement between TWC and the Issuer, (iii) a Limited Call Right Forbearance Agreement between the Issuer and GP LLC (the “Forbearance Agreement”), (iv) an Administrative Services Agreement between Transco Pipeline Services LLC, a Delaware limited liability company (the “Contractor”), and Transcontinental Gas Pipe Line Company, LLC, a Delaware limited liability company (“Transco”), (v) a Secondment Agreement among TWC, the Issuer and GP LLC, and (vi) an Amendment to the Issuer’s Amended and Restated Agreement of Limited Partnership, as amended (the “Partnership Agreement Amendment”).
     The Conveyance Agreement will effect the contribution of the ownership interests in the Contributed Entities from the Contributing Parties to the Issuer and will further transfer the ownership interests in the Contributed Entities from the Issuer to the Operating Company.
     Pursuant to the Omnibus Agreement, TWC will indemnify the Issuer from and against or reimburse the Issuer for (i) amounts incurred by the Issuer or its subsidiaries for repair or abandonment costs for damages to certain facilities caused by Hurricane Ike, up to a maximum of $10,000,000, (ii) maintenance capital expenditure amounts incurred by the Issuer or its subsidiaries in respect of certain U.S. Department of Transportation projects, up to a maximum aggregate amount of $50,000,000, and (iii) the amount of amortization over time of deferred revenue amounts that relate to cash payments received prior to the closing of the transactions contemplated by the Contribution Agreement for services to be rendered by the Issuer in the future at the Devils Tower floating production platform located in Mississippi Canyon Block 773. In addition, the Issuer will pay to TWC the proceeds of certain sales of natural gas recovered from the Hester storage field pursuant to the FERC order dated March 27, 2008, approving a settlement agreement in Docket No. RP06-569.
     Pursuant to the Forbearance Agreement, GP LLC will agree to forbear exercising a right in certain circumstances that is granted to it under the Issuer’s Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”). Under the Partnership Agreement, if GP LLC and its affiliates hold more than 80% of the Issuer’s Common Units, GP LLC has the right to purchase all of the remaining Common Units. In the Forbearance Agreement, GP LLC will agree not to exercise this right unless it and its affiliates hold more than 85% of the Issuer’s Common Units. The Forbearance Agreement will terminate when the ownership by GP LLC and its affiliates of Common Units decreases below 75% (assuming the full conversion of Class C Units that are held by GP LLC and its affiliates).
     Pursuant to the Administrative Services Agreement, the Contractor will provide personnel, facilities, goods, and equipment not otherwise provided by Transco that are necessary to operate Transco’s businesses. In return, Transco will reimburse the Contractor for all direct and indirect expenses the Contractor incurs or payments it makes (including salary, bonus, incentive compensation, and benefits) in connection with these services.

Page	12	of	21
     Pursuant to the Secondment Agreement, TWC will cause its affiliates to provide personnel necessary to operate, manage, maintain and report the operating results of the Issuer’s Midstream Gas and Liquids business segment. During the period that such personnel are providing services related to the Issuer’s Midstream Gas and Liquids business segment, they will be subject to the direction, supervision and control of GP LLC. GP LLC will also be responsible for the costs and expenses related to such services, which the Issuer will agree to reimburse in accordance with the Partnership Agreement.
     Pursuant to the Partnership Agreement Amendment, the Issuer’s Amended and Restated Agreement of Limited Partnership will be amended to (i) authorize the issuance of the Class C Units of the Issuer that will comprise part of the consideration for the transactions contemplated by the Contribution Agreement and to make certain other changes in connection with the authorization of the issuance of the Class C Units of the Issuer, (ii) provide for the proration of distributions, with respect to the first fiscal quarter in which the Class C Units and the Additional Partner Units are outstanding, on the Class C Units and the Additional Partner Units to reflect the fact that the Class C Units and the Additional Partner Units will not be outstanding during the full quarterly period, and (iii) provide that certain amounts received by the Issuer under the Omnibus Agreement are to be treated as a capital contribution to the Issuer by TWC in the amount of such payment.
     In addition, upon the closing of the transactions contemplated by the Contribution Agreement, Alan S. Armstrong will resign his current position as chief operating officer of the Issuer to serve as senior vice president and president of Midstream for GP LLC.
     The foregoing description of the Contribution Agreement and the transactions contemplated thereby and of the exhibits to the Contribution Agreement are not complete and are subject to and qualified in their entirety by reference to the full text of such agreements. A copy of the Contribution Agreement, including the exhibits thereto, was filed as Exhibit 10.1 to TWC’s current report on Form 8-K (File No. 001-04174) filed with the Commission on January 19, 2010, which exhibit is incorporated by reference in its entirety in this Item 4. The Contribution Agreement, including the exhibits thereto, is incorporated herein by reference to provide investors with information regarding its terms. It is not intended to provide any other factual information about TWC or the other parties to the Contribution Agreement or the other agreements attached as exhibits or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Contribution Agreement or the other agreements attached as exhibits thereto were or will be made only for the purposes of such agreements and as of a specific date, were or will be solely for the benefit of the parties to such agreements, may be subject to limitations agreed upon by the contracting parties, including being qualified by disclosure schedules made for the purposes of allocating contractual risk between the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of TWC or the other parties to the Contribution Agreement or the other agreements attached as exhibits thereto or any of their respective subsidiaries and affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Contribution Agreement or the other agreements attached as exhibits thereto, which subsequent information may or may not be fully reflected in William’s public disclosures.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided or incorporated by reference in Item 4 above is hereby incorporated by reference herein.

Page	13	of	21
Item 7. Materials to Be Filed as Exhibits
The information previously provided in response to Item 7 is hereby amended and supplemented by adding the following at the end thereof:

Exhibit Q	Contribution Agreement, dated as of January 15, 2010, by and among Williams Partners L.P., Williams Gas Pipeline Company, LLC, Williams Energy Services, LLC, WGP Gulfstream Pipeline Company, L.L.C., Williams Partners GP LLC, Williams Partners Operating LLC and, for a limited purpose, The Williams Companies, Inc., including exhibits thereto (attached as Exhibit 10.1 to TWC’s current report on Form 8-K (File No. 001-04174) filed with the Commission on January 19, 2010 and incorporated herein in its entirety by reference).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 19, 2010

The Williams Companies, Inc.
By:	/s/ Alan S. Armstrong
	Name:	Alan S. Armstrong
	Title:	Senior Vice President — Midstream

Williams Energy Services, LLC
By:	/s/ Alan S. Armstrong
	Name:	Alan S. Armstrong
	Title:	Senior Vice President

Williams Energy, L.L.C.
By:	/s/ Alan S. Armstrong
	Name:	Alan S. Armstrong
	Title:	Senior Vice President

MAPCO Inc.
By:	/s/ Alan S. Armstrong
	Name:	Alan S. Armstrong
	Title:	Senior Vice President

Williams Partners Holdings LLC
By:	/s/ Alan S. Armstrong
	Name:	Alan S. Armstrong
	Title:	Chief Operating Officer

Williams Partners GP LLC
By:	/s/ Alan S. Armstrong
	Name:	Alan S. Armstrong
	Title:	Chief Operating Officer

Page	15	of	21

Schedule 1
Executive Officers of The Williams Companies, Inc.

Alan S. Armstrong
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president, Midstream
Citizenship: USA
Amount Beneficially Owned: 20,000 (less than 1%)* # & !

James J. Bender
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president and general counsel
Citizenship: USA
Amount Beneficially Owned: 10,000 (less than 1%)* # &^

Donald R. Chappel
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president and chief financial officer
Citizenship: USA
Amount Beneficially Owned: 10,000 (less than 1%)* # &

Ralph A. Hill
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president, Exploration and Production
Citizenship: USA
Amount Beneficially Owned: 500 (less than 1%)* # &

Robyn L. Ewing
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president and chief administrative officer
Citizenship: USA
Amount Beneficially Owned: 0

Page	16	of	21

Steven J. Malcolm
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Chairman of the board, chief executive officer and president
Citizenship: USA
Amount Beneficially Owned: 25,100 (less than 1%)* $ @

Phillip D. Wright
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president, Gas Pipeline
Citizenship: USA
Amount Beneficially Owned: 4,425 (less than 1%)* # &

Board of Directors of The Williams Companies, Inc.

Irl Engelhardt
c/o Patriot Coal Corporation
12312 Olive Boulevard
St. Louis, Missouri 63141
Principal Occupation: Chairman of Patriot Coal Corporation
Citizenship: USA
Amount Beneficially Owned: 0

Kathleen B. Cooper
c/o Southern Methodist University
213 Carr Collins Hall
3330 University Boulevard
Dallas, TX 75275-0117
Principal Occupation: Senior Fellow
Citizenship: USA
Amount Beneficially Owned: 0

William R. Granberry
Compass Operating, LLC (“Compass”)
400 W. Illinois, Suite 1000
Midland, Texas 79701
Principal Occupation: Member of Compass, a company that explores for, develops and produces oil and gas in the Permian Basin of West Texas and southeast New Mexico
Citizenship: USA
Amount Beneficially Owned: 0

William E. Green
425 Sherman Avenue, Suite 100
Palo Alto, California 94306
Principal Occupation: Founder of William Green & Associates, a Palo Alto, California law firm, and vice president, general counsel and secretary of AIM Broadcasting, LLC, a broadcast media firm, whose address is 480 Lytton Avenue, Suite 7, Palo Alto, California 94301

Citizenship: USA
Amount Beneficially Owned: 1,180 (less than 1%)* # &

Page	17	of	21

Juanita H. Hinshaw
7701 Forsyth Blvd., Suite 1000
Clayton, Missouri 63105
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 1,000 (less than 1%)* # &

W.R. Howell
42113 N. 105 th Street
Scottsdale, Arizona 85262
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 5,000 (less than 1%)* # &

Joseph R. Cleveland
9117 Mid Pines Court
Orlando, Florida 32719
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 0

George A. Lorch
1125 Dormie Drive
Naples, Florida 34108
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 5,000 (less than 1%)+ #

William G. Lowrie
44 Goat Island Place
Sheldon, South Carolina 29941
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 2,320 (less than 1%)* # &

Frank T. MacInnis
c/o EMCOR Group, Inc.
301 Merritt Seven, 6 th Floor
Norwalk, Connecticut 06851
Principal Occupation: Chairman of the board and chief executive officer of EMCOR Group, Inc., an electrical and mechanical construction and facilities management group
Citizenship: USA
Amount Beneficially Owned: 5,000 (less than 1%)* # &

Steven J. Malcolm
(see above)

Page	18	of	21

Janice D. Stoney
c/o Qwest Communications
20 E. Thomas, 16th Floor
Phoenix, Arizona 85012
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 5,000 (less than 1%)+ #

Executive Officers of MAPCO Inc.

Alan S. Armstrong
(see above)

Board of Directors of MAPCO Inc.

Alan S. Armstrong
(see above)

R.T. Cronk
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Vice president, technical services of Williams Midstream Gas and Liquids, a segment of The Williams Companies, Inc.
Citizenship: USA
Amount Beneficially Owned: 0

Steven J. Malcolm
(see above)

Executive Officers of Williams Energy, L.L.C.

Alan S. Armstrong
(see above)

Members of the Management Committee of Williams Energy, L.L.C.

Alan S. Armstrong
(see above)

R.T. Cronk
(see above)

Steven J. Malcolm
(see above)

Page	19	of	21

Executive Officers of Williams Partners Holdings LLC

Alan S. Armstrong
(see above)

Executive Officers of Williams Midstream Natural Gas Liquids, Inc.

Alan S. Armstrong
(see above)

Board of Directors of Williams Midstream Natural Gas Liquids, Inc.

Alan S. Armstrong
(see above)

R. T. Cronk
(see above)

Steven J. Malcolm
(see above)

Executive Officers of Williams Natural Gas Liquids, Inc.

Alan S. Armstrong
(see above)

Board of Directors of Williams Natural Gas Liquids, Inc.

Alan S. Armstrong
(see above)

R. T. Cronk
(see above)

Steven J. Malcolm
(see above)

Executive Officers of ESPAGAS USA Inc.

Donald R. Chappel
(see above)

Board of Directors of ESPAGAS USA Inc.

Donald R. Chappel
(see above)

Dennis M. Elliott
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, OK 74172-0172
Principal Occupation: Director EH&S Midstream for The Williams Companies, Inc.
Citizenship: USA
Amount Beneficially Owned: 0

Rodney J. Sailor
c/o Williams Partners GP LLC
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Vice President and Treasurer of The Williams Companies, Inc.
Citizenship: USA
Amount Beneficially Owned: 0

Page	20	of	21

Executive Officers of Williams Energy Services, LLC

Steven J. Malcolm
(see above)

Alan S. Armstrong
(see above)

Robyn L. Ewing
(see above)

Members of the Management Committee of Williams Energy Services, LLC

Steven J. Malcolm
(see above)

Robyn L. Ewing
(see above)

Donald R. Chappel
(see above)

Executive Officers of Williams Partners GP LLC

Steven J. Malcolm
(see above)

Donald R. Chappel
(see above)

Alan S. Armstrong
(see above)

James J. Bender
(see above)

Board of Directors of Williams Partners GP LLC

Steven J. Malcolm
(see above)

Donald R. Chappel
(see above)

Alan S. Armstrong
(see above)

Rodney J. Sailor
(see above)

Page	21	of	21

Billy Z. Parker
c/o Williams Partners GP LLC
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 9,524 (less than 1%)* # &

Alice M. Peterson
c/o Williams Partners GP LLC
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Chief Ethics Officer of SAI Global, a provider of ethics, compliance and reputation management solutions
Citizenship: USA
Amount Beneficially Owned: 4,524 (less than 1%) * &

H. Michael Krimbill
c/o Williams Partners GP LLC
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 57,151 (less than 1%) * &

*	Listed Person has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Common Units

+	Listed Person holds such Common Units in joint tenancy with his wife and, therefore, the Listed Person has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Units, and the Listed Person’s wife also has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Units

#	Listed Person acquired a portion of Common Units pursuant to Issuer’s directed unit program

$	Listed Person acquired 25,000 Common Units pursuant to Issuer’s directed unit program and 100 Common Units in the open market

&	Listed Person has right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Units

@	Listed Person is the trustee of The Steven J. Malcolm Revocable Trust dated 01/19/2000, who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Units

!	Listed Person is the trustee of The Shelly Stone Armstrong Trust dated August 10, 2004, who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 5,000 Common Units held by the Trust.

^	Listed Person is the trustee of the James J. Bender Trust dated July 8, 2009, who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 10,000 Common Units held by the Trust.